SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 18, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	September 18, 2007

TAM Begins Partnership with a Company in
Rio Grande do Sul, Brazil

Commercial agreement with NHT begins September 24 and TAM will offer flights to 81 locations in Brazil

São Paulo, September 18, 2007 – A commercial agreement between TAM Linhas Aereas and the regional company NHT will begin Monday, September 24. The partnership allows TAM to market NHT flights to the cities of Pelotas, Rio Grande, Santa Maria, Santana do Livramento, Santa Rosa, Santo Angelo and Uruguaiana in the state of Rio Grande do Sul, using the JJ* code. The two companies will be able to offer their passengers more facilities and flight options, stimulating regional traffic.

Passengers wanting to travel to the new destinations offered by TAM can fly to Porto Alegre and take immediate connecting flights operated by NHT, purchasing only one ticket for all legs of the journey. NHT passengers can connect to TAM flights in Porto Alegre to any destination operated by the company in Brazil and abroad, again, buying just one ticket.

The partnership will allow passengers to accumulate points for the TAM Fidelity Program and use them for any flight offered by either company. Clients who have the red TAM Fidelity Card and TAM Itau Personnalite (MasterCard Platinum or Visa Platinum) credit card will have access to the TAM VIP lounge at the Salgado Filho International Airport in Porto Alegre.

TAM already maintains commercial agreements with the regional companies Pantanal, Passaredo, Trip and Total. With the NHT partnership, TAM's network will expand and will offer flights to 81 locations in Brazil, of which 47 will be flights on TAM. The agreement will also allow the company to reinforce its presence in Rio Grande do Sul, where it currently operates flights to Porto Alegre and Caxias do Sul.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 49.3% domestic market share and 65.3% international market share at the end of August 2007. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded more than 4.3 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.